Brascan Power to Acquire Two Hydroelectric Plants
From Reliant in Northeast United States

Gatineau, Quebec, January 26, 2005 – Brascan Power announced today that it has entered into an agreement to acquire two hydroelectric generating facilities totaling 48 megawatts of capacity from Reliant Energy, Inc., for US$42 million.

“The addition of these two peaking facilities marks our entry into the Pennsylvania, New Jersey and Maryland (PJM) electricity market, which is adjacent to and interconnected with New York, a market in which we currently operate. Strategically, this acquisition also furthers our objective of geographic diversification and at the same time extends our market penetration in the northeast”, said Harry Goldgut, Co-Chair and Chief Executive Officer of Brascan Power.

The Piney station is a 28 megawatt facility located on the Clarion River in Pennsylvania and the Deep Creek station is a 20 megawatt facility located on the Youghiogheny River in Maryland. The combined output of the facilities is 96 gigawatt hours.

About Brascan Power

Brascan Power Inc. comprises the power generating, transmission, distribution and marketing operations of Brascan Corporation. It is a producer and distributor of power and one of the lowest cost producers of hydroelectric power in North America. Brascan Power owns and operates over 120 power generation facilities with a total generating capacity of over 2,600 megawatts. The Company has developed and successfully operated hydroelectric power facilities, primarily across North America, for almost 100 years. (See www.brascanpower.com for more details). Brascan Corporation (NYSE: BNN, TSX: BNN.LV.A). is an asset management company with a focus on real estate and power generation with direct investments of $19 billion and a further $7 billion of assets under management. (See www.brascancorp.com for more details).

Brascan Power
Shelley Moorhead
Director, Corporate Communications & Investor Relations
Tel: (819) 561-8072
Fax: (819) 561-7188
Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brascan’s 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.